Exhibit 99.2

Baidu Enters into Definitive Agreements to Divest its Financial Services Business

BEIJING, April 29, 2018 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU) (“Baidu”), the leading Chinese language Internet search provider, today announced that it has entered into definitive agreements with certain investors relating to the divestiture of its financial service business, or Financial Services Group (“FSG”), which provides consumer credit, wealth management and other financial services. The investors are led by TPG and The Carlyle Group, with participation from Taikang Group, ABC International Holdings and others.

Pursuant to the definitive agreements, Baidu will divest a majority equity stake in FSG, which has been renamed as Du Xiaoman Financial (“Du Xiaoman”). Through the transaction, Du Xiaoman will raise approximately US$1.9 billion, among which Du Xiaoman will receive $840 million with the remaining balance used to purchase existing stake. Upon the completion of the transaction, Baidu will own approximately 42% of Du Xiaoman’s outstanding shares and will no longer have effective control over Du Xiaoman. Du Xiaoman will operate independently from Baidu and will enter into business cooperation arrangements with Baidu. Guang Zhu, Baidu Senior Vice President and General Manager of FSG, will become CEO of Du Xiaoman.

“I’m pleased to see the rapid growth Du Xiaoman has experienced since its inception in December 2015, to become a leading player in the FinTech space through innovation powered by AI,” said Robin Li, Chairman and CEO of Baidu. “This transaction marks another milestone for Baidu to incubate new businesses with large opportunities and strong synergies with Baidu’s core business, on the heels of iQiyi’s public listing.”

“In the coming age of FinTech, Du Xiaoman will leverage the technological capabilities of Baidu AI to partner with financial institutions and provide technology-driven, trustworthy financial services to consumers in China,” said Guang Zhu, CEO of Du Xiaoman.

The transactions contemplated under the definitive agreements are subject to certain closing conditions and are currently expected to close in the second half of 2018. Upon the completion of the transactions, it is expected that Du Xiaoman will be deconsolidated from Baidu’s consolidated financial statements.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

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